

Mail Stop 3561

February 22, 2017

David Gary Neeleman
Chief Executive Officer
Azul S.A.
Edifício Jatobá, 8th floor, Castelo Branco Office Park
Avenida Marcos Penteado de Ulhôa Rodrigues, 939
Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

> **Re:** **Azul S.A.**
> **Registration Statement on Form F-1**
> **Filed February 6, 2017**
> **File No. 333-215908**

Dear Mr. Neeleman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your added disclosure of the Equipment Financing Loan between Azul Linhas and Banco do Brasil on page 109 and that you describe it as a "material debt financing instrument" that contains covenants. It does not appear to be included in the exhibits to your registration statement. Please advise us why you have not filed it as an exhibit to your registration statement or file it with the next amendment.

Capitalization, page 51

2. Please revise to remove the captions relating to cash and short term investments from your presentation of capitalization pursuant to Item 3.B of Form 20-F.

Consolidated statement of financial position, page F-5

3. We note your long-term investments of R$753 million at December 31, 2016, and the R$361 million investing cash outflow for the acquisition of long-term investments from related party in 2016. We also note from your disclosure in note 1 that you used a portion of proceeds from a loan from Hainan Airlines to invest in convertible bonds of TAP. Please clarify for us what the R$753 million in long-term investments consists of and how such investment(s) were funded.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Brillant at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: Stuart K. Fleischmann
       Shearman & Sterling LLP